June 28, 2013

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR Correspondence

RE:      BB&T Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for the Quarter Ended March 31, 2013

Filed May 2, 2013

File No. 001-10853

Dear Ms. Ciboroski:

This letter responds to comments of the Staff of the Securities and Exchange Commission in a letter dated June 19, 2013, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed March 1, 2013, and Form 10-Q for the quarter ended March 31, 2013, filed May 2, 2013.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with the disclosures provided below. Italicized text reflects new disclosures added to the filings. Text that has been deleted has been struck through. The revisions noted are to the disclosure in our December 31, 2012 Form 10-K or our March 31, 2013 Form 10-Q, as applicable.

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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Form 10-K for the Fiscal Year Ended December 31, 2012

Analysis of Financial Condition, page 50

Table 14 - Selected Loan Maturities and Interest Sensitivity, page 53

1. Comment: Within this table, you disclose only variable rate loans within your commercial, financial and agricultural loan and real estate construction and land development loan portfolios. However, you state on page 66 that you offer adjustable-rate loans for the purpose of constructing, purchasing or refinancing residential properties. Furthermore, we note your response to comment 1 in a letter dated August 11, 2011 that in future Form 10-K filings, you will disclose total variable rate loans. Please tell us where this disclosure is located, or provide us with disclosure to be included in future filings that quantifies, within footnote (2) to Table 14, the amount of variable rate loans within your Retail loan portfolio. Also, disclose the significant terms of your variable rate loans by loan type.

Response:

In our letter dated August 11, 2011, we responded to comments from the Staff in a letter to us dated July 28, 2011. In that response letter, we stated that we would disclose total variable rate loans in future filings as requested. The Staff’s comment and our response were based upon the requirements of Item III.B of Industry Guide 3, which states the following (emphasis added):

“As of the end of the latest fiscal year reported on, present separately the amount of loans in each category listed in paragraph A (except that this information need not be presented for categories 3, 4 and 5, and categories 6 through 9 may be aggregated) which are: (1) due in one year or less, (2) due after one year through five years and (3) due after five years. In addition, present separately the total amount of all such loans due after one year which (a) have predetermined interest rates and (b) have floating or adjustable interest rates.”

The Staff’s comment concerned our use of the regulatory reporting classification of loans that had reached their floor being included in the fixed rate category. We advise the Staff that we revised our 2011 and 2012 disclosures to report these loans as requested such that variable rate loans that had reached their floors (or ceilings) were reported as variable rate. The type of variable rate loan we refer to in the section titled Direct Retail Loan Portfolio on page 66 of our Form 10-K for the fiscal year ended December 31, 2012 falls into one of the categories excluded from the fixed versus variable presentation required by Guide 3. Accordingly, we believe our existing disclosure complies with the requirements of Guide 3.

However, as the amount of variable loans for our loan portfolio may represent useful information to investors, we will provide this information in the Lending Activities portion of the Analysis of Financial Condition section of Management’s Discussion and Analysis in our future 10-K filings. We will also disclose the significant terms of our variable rate loans by loan type similar to the following:

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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Table XX
Variable Rate Loans

December 31, 20XX	Outstanding Balance		Weighted Average Interest Rate		Weighted Average Remaining Term in Years

(Dollars in millions)
Commercial:
Commercial and industrial	$	XX	XX	%	XX	yrs
CRE - other		XX	XX		XX
CRE - residential ADC		XX	XX		XX
Other lending subsidiaries		XX	XX		XX
Retail:
Direct retail lending		XX	XX		XX
Revolving credit		XX	XX		XX
Residential mortgage		XX	XX		XX
Sales finance		XX	XX		XX
Other lending subsidiaries		XX	XX		XX

As of December 31, 20XX, approximately XX% of the outstanding balance of variable rate residential mortgage loans is currently in an interest-only phase. Approximately XX% of these balances will begin amortizing within the next three years. Variable rate residential mortgage loans typically reset every XX months beginning after a X to X year fixed period, with an annual cap on rate changes ranging from X% to X%.

As of December 31, 20XX, the direct retail lending portfolio includes $XXX million of home equity lines. Approximately XX% of the outstanding balance of variable rate home equity lines is currently in the interest-only phase. Less than X% of these balances will begin amortizing within the next three years. Our variable rate home equity lines typically reset every XX months. Variable rate home equity loans were immaterial as of December 31, 20XX.

BB&T monitors the performance of its home equity loans and lines secured by second liens similar to other consumer loans and utilizes assumptions specific to these loans in determining the necessary allowance. BB&T also receives notification when the first lien holder, whether BB&T or another financial institution, has initiated foreclosure proceedings against the borrower. When notified that the first lien is in the process of foreclosure, BB&T obtains valuations to determine if any additional charge-offs or reserves are warranted. These valuations are updated at least annually thereafter.

BB&T has limited ability to monitor the delinquency status of the first lien, unless the first lien is held or serviced by BB&T. As a result, using migration assumptions that are based on historical experience and adjusted for current trends, BB&T estimates the volume of second lien positions where the first lien is delinquent and appropriately adjusts the allowance to reflect the increased risk of loss on these credits. Finally, BB&T also provides additional reserves to second lien positions when the estimated combined current loan to value ratio for the credit exceeds 100%. As of December 31, 20XX, BB&T held or serviced the first lien on XX% of its second lien positions.

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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The table above utilizes our internal loan classifications, which we believe is the most useful presentation for investors because it is consistent with our presentation of Asset Quality measures and other significant disclosures.

Loans in our variable rate commercial loan portfolio include a variety of interest rate indexes and interest rate reset frequencies as well as repayment terms including amortization schedules and revolving features. In addition, these loans have a relatively short duration, and the terms related to variable rates are not as meaningful as in the retail portfolio in assessing the potential stress that changes in rates may have on the borrower’s ability to repay the loan. Based on these factors, we do not believe the inclusion of additional disclosures (beyond the table above) pertaining to our commercial loan portfolio is warranted.

2. Comment: We note from your discussion on page 66 that the vast majority of direct retail loans are secured by first or second liens on residential real estate and include both closed-end home equity loans and revolving home equity lines of credit. As direct retail lending represents approximately 13% of your total loan and lease portfolio as of December 31, 2012, and the allowance allocated to direct retail lending increased by 29% during 2012, please tell us why you removed disclosures previously provided related to home equity loans and as agreed upon in your response to comment 6 and comment 3 in letters filed August 11, 2011 and November 22, 2011, respectively. Alternatively, provide us with the disclosures previously provided as of your most recent balance sheet date, and confirm that you will include such disclosures in future filings.

Response:

We began including the referenced disclosures in our 2007 Form 10-K as credit metrics worsened and our stakeholders became very focused on credit. We continued to provide these disclosures each quarter throughout the recent credit cycle. In 2011, as the banking industry began to emerge from the credit cycle, we observed two meaningful trends for these purposes: (1) our credit metrics continued to improve and (2) the volume of questions from stakeholders on this topic declined substantially. In light of these developments, we elected to stop publishing these disclosures after the 2011 Form 10-K.

We continued to monitor changes in the metrics previously presented and were prepared to disclose such information upon experiencing adverse trends or in the event our investors requested this information. However, this has not occurred. In addition, as noted in our response above, we intend to add certain credit-related disclosures for direct retail lending, which we believe provides the most meaningful portions of the previous disclosures that were recently omitted.

The increase in the allowance allocated to direct retail lending is primarily due to growth in the portfolio and an increase in TDRs due to the implementation of regulatory guidance, which was described on pages 59 and 105 of the 2012 Form 10-K.

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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Market Risk Management, page 68

Interest Rate Market Risk (Other than Trading), page 68

3. Comment: On page 70, you discuss your consideration as to how the balance sheet and interest rate risk position could be impacted by changes in balance sheet mix and your use of “Beta” in evaluating the impact of the loss of demand deposits and an associated increase in managed rate deposits on your interest-rate sensitivity position. Please explain why you state that you apply an average beta of approximately 80% to managed rate deposits for determining interest rate sensitivity yet in the related table presentation you modeled the beta at 100%. In your response, address whether changing beta from 80% to 100% impacts your deposit mix sensitivity analysis or your conclusions related to such analysis.

Response:

Table 27 shows the interest rate risk sensitivity using the normal modeling assumptions that BB&T believes best matches its expected re-pricing behavior as rates change. Table 28 reflects the impact if demand deposit accounts convert to interest-bearing accounts, which may happen in a rising-rate environment. The lead-in paragraph to Table 28 included below is intended to inform the reader that the table is a sensitivity analysis that expresses a more extreme outcome than the assumptions used in our normal simulation modeling expressed in Table 27.

“BB&T regularly conducts sensitivity on other key variables to determine the impact they could have on the interest rate risk position. This discipline informs management judgment and allows BB&T to evaluate the likely impact on its balance sheet management strategies due to a more extreme variation in a key assumption than expected.

The following table shows the effect that the loss of demand deposits and an associated increase in managed rate deposits would have on BB&T’s interest-rate sensitivity position. For purposes of this analysis, BB&T modeled the beta at 100%.”

When demand deposits leave our balance sheet, the replacement funding is normally high beta borrowings which are sensitive to interest rate changes. Table 28 is intended to help inform the investor as to the potential impact if $1 billion to $5 billion of demand deposits are replaced with high beta funding sources. The range is provided to allow an investor to reasonably interpolate.

BB&T has received favorable feedback from the analyst community on Table 28 and the related disclosures. We believe these disclosures help investors understand the potential risk to our interest rate position during a period of rising rates, which could in turn result in demand deposits leaving our balance sheet.

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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We believe our use of a 100% beta in Table 28 is appropriate as it presents a conservative view of the potential impact of changes in the funding mix coupled with rising interest rates on our earnings, which we believe is particularly important in a low interest rate environment. Given the non-linear relationship of the beta, management believes that the use of an 80% beta for Table 28 would limit an investor’s ability to consider more conservative outcomes in their analysis.

Additionally, we will add the following clarification in the Interest Rate Market Risk (Other Than Trading) section of our future Form 10-Q filings (page 64 of our March 31, 2013 Form 10-Q):

“The following table shows the effect that the loss of demand deposits and an associated increase in managed rate deposits would have on BB&T’s interest-rate sensitivity position. For purposes of this analysis, BB&T modeled the incremental beta for the replacement of the lost demand deposits at 100%.”

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 2. Management’s Discussion and Analysis, page 42

Provision for Credit Losses, page 48

4. Comment: In your discussion for credit losses you state that the provision related to the residential mortgage and other lending subsidiaries, totaling $43 million and $48 million, respectively, increased and were largely the result of updates to loss estimate factors. Please tell us and disclose in future filings how you define loss estimate factors. In addition, discuss the underlying factors that contributed to the update to loss estimate factors for your residential mortgage and other lending subsidiaries loan portfolios, including any trends within the credit quality of the underlying loan portfolios.

Response:

We will add the referenced disclosures to the Critical Accounting Policies section of our future Form 10-K filings (page 32 of our 2012 Form 10-K) similar to the following:

ACL

It is the policy of BB&T to maintain an ALLL and a RUFC that represent management’s best estimate of probable credit losses inherent in the portfolio at the balance sheet date. Estimates for loan and lease losses are determined by analyzing historical loan and lease losses, historical loan and lease migration to charge-off experience, current trends in delinquencies and charge-offs, expected cash flows on purchased loans, current assessment of problem loans and leases, the results of regulatory examinations, and changes in the size, composition and risk assessment of the loan and lease portfolio. As part of this process, BB&T develops a series of loss estimate factors, which are modeled projections of the frequency, timing, and severity of losses. These loss estimate factors are based on historical loss experience, economic and political environmental considerations and any other data

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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that management believes will provide evidence about the expected collectability of outstanding loan and lease amounts. The following table summarizes the loss estimate factors used to determine the ALLL.

Loss Estimate Factor	Description
Loss Frequency	Indicates the likelihood of a borrower defaulting on a loan
Loss Severity	Indicates the amount of estimated loss at the time of default

For collectively evaluated loans, the ALLL is determined by multiplying the loan exposure by the loss frequency and loss severity factors. For individually evaluated loans, the ALLL is determined through review of data specific to the borrower.

As circumstances warrant, we will revise the Provision for Credit Losses section of our Analysis of Results of Operations in future Form 10-Q filings (page 48 of our March 31, 2013 Form 10-Q) similar to the following:

“These decreases were partially offset by increases in the provision related to the residential mortgage and other lending subsidiaries, totaling $43 million and $48 million, respectively, and an increase in the provision for covered loans of $22 million. The increase in the residential mortgage and other lending subsidiaries provision was largely the result of decreases in loss severity and loss frequency estimates in the earlier quarter as credit quality improved. See Tables 8 and 9 for Asset Quality measures.”

Segment Results, page 49

5. Comment: In your discussion related to changes in the allocated provision for loan and lease losses for five of your seven reportable segments, you state that the change in provision was primarily the result of reserve rate adjustments. Please tell us and revise your disclosure in future filings to clarify the underlying factors that contributed to each of these reserve rate adjustments, including the trends within the underlying loan portfolios that contributed to the reserve rate adjustments. In addition, clarify how you allocate your provision to reportable segments, and discuss how you develop the reserve rate adjustments as part of the provision allocation.

Response:

Our reserve rate adjustments are based on our loss estimate factors as discussed in our response to comment number four above.

In future Form 10-Q filings, we will clarify the underlying factors and portfolio trends that contributed to each reserve rate adjustment. We have presented an example of our intended disclosures using the 10-Q for the quarter ended March 31, 2013 (as originally presented on pages 49-50) below.

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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•	Community Banking – “The allocated provision for loan and lease losses decreased $174 million, primarily due to reserve rate adjustments associated with improved loan portfolio credit quality and lower business and consumer loan charge-offs. The overall improvement in credit quality was due to movements in loss estimate factors in the various loan portfolios held within the Community Banking Segment. The CRE - other and CRE - residential ADC reserve rates declined due to improving loss frequency, while direct retail lending reserve rates were positively impacted by improved TDR impairment estimates. These were partially offset by an increase in the commercial and industrial reserve rate due to an increased frequency of larger loans moving to default with a subsequent shift downwards in risk grade.”
•	Residential Mortgage Banking – “The allocated provision for loan and lease losses increased $41 million, which was primarily the result of a beneficial reserve rate adjustment in the prior year due to declining loss severity.”
•	Dealer Financial Services – “The allocated provision for loan and lease losses increased $40 million primarily due to a reserve rate adjustment and higher charge-offs related to the Regional Acceptance Corporation loan portfolio, which was primarily due to the large increase in the volume of TDRs and impaired loans. Furthermore, higher estimates of future losses affected the embedded loss calculation. The allocated provision also increased due to ~~and~~ a beneficial reserve rate adjustment in the prior year in the Dealer Finance portfolio related to improvements in the loss frequency for the first quarter of 2012.”
•	Specialized Lending – “The allocated provision for loan and lease losses increased $25 million primarily due to higher charge-offs in the commercial finance portfolio and a reserve rate adjustment for Lendmark Financial, which were the result of an increase in the volume of TDRs and impaired loans.”
•	Financial Services – “The allocated provision for loan and lease losses decreased $8 million primarily due to reserve rate adjustments related to the commercial and industrial loan portfolio in the prior period, which were due to an increase in the sensitivity level of loss frequency to economic uncertainty.”

Additionally, in future Form 10-K filings, we will clarify how we allocate our provision to our reportable segments as follows:

BB&T has certain subsidiaries that perform stand-alone calculations of the provision for loan and lease losses due to regulatory or other requirements. For all other LOBs, primarily business units within Branch Bank, the provision for loan and lease losses is allocated based on each LOB’s net charge-offs, combined with the impact of loan growth and reserve rate changes at the portfolio level. Reserve rates are based on our loss estimate factors and are updated on a quarterly basis.

Stephanie J. Ciboroski

United States Securities and Exchange Commission

June 28, 2013

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If you have any questions or need additional information, you may contact me at (336) 733-3913. Thank you.

Sincerely,

/s/ Cindy B. Powell

Cindy B. Powell

Executive Vice President and Corporate Controller

cc:     Kelly S. King, Chairman and Chief Executive Officer

 Daryl N. Bible, Chief Financial Officer